UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Novatel Wireless, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

66987M1099
(CUSIP Number)

STEVE WOLOSKY, ESQ.
ANDREW M. FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 19, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON COBB H. SADLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 79,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 79,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON EDWARD T. SHADEK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,773,164
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,773,164
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,773,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON ROBERT ELLSWORTH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 818,388
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 818,388
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 818,388
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON ALEX MASHINSKY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,200
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 68,200
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

1	NAME OF REPORTING PERSON RICHARD A. KARP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 66987M1099

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of Novatel Wireless, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 9645 Scranton Road, Suite 205, San Diego, CA 92121.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Cobb H. Sadler;

(ii)	Edward T. Shadek;

(iii)	Robert Ellsworth;

(iv)	Alex Mashinsky; and

(v)	Richard A. Karp.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of Mr. Sadler is c/o Catamount Strategic Advisors LLC, 101 California St., 41st Fl., San Francisco, CA 94111.  The principal business address of Mr. Shadek is 73 Ledgeways, Wellesley, MA 02481.  The principal business address of Mr. Ellsworth is 2437 Durant Ave., Berkeley, CA 94704.  The principal business address of Mr. Mashinsky is 210 East 68th Street, Apt. 13C, New York, NY 10065. The principal business address of Mr. Karp is c/o TicTran Corp., 849-B Independence Avenue, Mountain View, CA 94043.

(c)           The principal occupation of Mr. Sadler is serving as Managing Partner of Catamount Strategic Advisors LLC.  The principal occupation of Mr. Shadek is serving as a money manager.  The principal occupation of Mr. Ellsworth is serving as Founder and Principal of Rue-Ell Enterprises, Inc.  The principal occupation of Mr. Mashinsky is serving as Managing Director of Governing Dynamics.  The principal occupation of Mr. Karp is serving as a private investor.

(d)           No Reporting Person has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 66987M1099

(f)           Messrs. Sadler, Shadek, Ellsworth, Mashinsky and Karp are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Messrs. Sadler, Shadek, and Mashinsky were purchased with personal funds in the open market.  The aggregate purchase price of the 79,900 shares owned directly by Mr. Sadler is approximately $269,897, including brokerage commissions.  The aggregate purchase price of the 1,773,164 shares owned jointly by Mr. Shadek and his wife is approximately $6,373,719, including brokerage commissions.  The aggregate purchase price of the 68,200 shares owned directly by Mr. Mashinsky is approximately $147,396, excluding brokerage commissions.

The aggregate purchase price of the 818,388 Shares that are held in a living trust (the “Trust”), of which Mr. Ellsworth is the sole trustee, is approximately $1,714,617, including brokerage commissions.  Such Shares were acquired with the Trust’s working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons are disappointed with the continued poor financial and operational performance of the Issuer and believe that a change in the composition of the Board is necessary to improve shareholder value.  On March 6, 2014, Mr. Sadler delivered a nomination letter to the Issuer signed by Cede & Co., as the record holder of the Shares owned by Mr. Sadler (the “Nomination Letter”), nominating Messrs. Karp and Mashinsky (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2014 annual meeting of shareholders (the “2014 Annual Meeting”).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 66987M1099

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 34,313,204 Shares outstanding as of March 14, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on March 17, 2014.

As of the close of business on March 19, 2014, Mr. Sadler directly owned 79,900 Shares, constituting less than 1% of the Shares outstanding.

As of the close of business on March 19, 2014, Mr. Shadek and his wife jointly owned 1,773,164 Shares, constituting approximately 5.2% of the Shares outstanding.

As of the close of business on March 19, 2014, 818,388 Shares were held in the Trust, of which Mr. Ellsworth is the sole trustee, constituting approximately 2.4% of the Shares outstanding.

As of the close of business on March 19, 2014, Mr. Mashinsky directly owned 68,200 Shares, constituting less than 1% of the Shares outstanding.

An aggregate of 2,739,652 Shares, constituting approximately 8.0% of the Shares outstanding, are reported in this Schedule 13D.

(b)           Mr. Sadler has the sole power to vote and dispose of the Shares owned directly by him.  Mr. Shadek has the sole power to vote and dispose of the Shares owned jointly by him and his wife.  Mr. Ellsworth has the sole power to vote and dispose of the Shares held in the Trust.  Mr. Mashinsky has the sole power to vote and dispose of the Shares owned directly by him.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(c)           The transactions in the Shares by the Reporting Persons during the past 60 days are set forth on Schedule A and are incorporated herein by reference.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 19, 2014, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the 2014 Annual Meeting (the “Solicitation”), and (c) Messrs. Shadek and Ellsworth agreed to bear all expenses incurred in connection with the Solicitation, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.   The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 66987M1099

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing and Solicitation Agreement by and among Messrs. Sadler, Shadek, Ellsworth, Mashinsky and Karp, dated March 19, 2014.

CUSIP NO. 66987M1099

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2014

/s/ Cobb H. Sadler
COBB H. SADLER

/s/ Edward T. Shadek
EDWARD T. SHADEK

/s/ Robert Ellsworth
ROBERT ELLSWORTH

/s/ Alex Mashinsky
ALEX MASHINSKY

/s/ Richard A. Karp
RICHARD A. KARP

CUSIP NO. 66987M1099

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/(Sale)

Alex Mashinsky

200	2.5800	03/05/2014
68,000	2.1600	03/07/2014